

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Brittney Rogers
Managing Member
Emancipation Fund Initiative LLC
5330 Griggs Road #D107
Houston, Texas 77021

> **Re: Emancipation Fund Initiative LLC**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted November 24, 2020**
> **CIK No. 0001817964**

Dear Ms. Rogers:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No.3 to Draft Offering Statement

General

1. We note your revisions made in response to comment 1. Please also confirm, if any changes in the interest rate represent "a fundamental change in the information set forth in the offering statement," that you will file a post qualification amendment. See Rule 252(f)(2)(ii) of Regulation A.

Brittney Rogers
Emancipation Fund Initiative LLC
December 3, 2020
Page 2

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Samuel E. Whitley